================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                            _______________________

                              CRITICAL PATH, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   22674V100
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                   C/O GENERAL ATLANTIC SERVICE COMPANY, LLC
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                            _______________________

                                DECEMBER 5, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

---------------------------                          ---------------------------
CUSIP NO. 22674V100                                             Page 2 of 15
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1
         General Atlantic LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF                   44,635,831 shares of common stock,
           SHARES                     par value $0.001
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      44,635,831 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         44,635,831 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 22674V100                                             Page 3 of 15
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1
         General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF                   44,635,831 shares of common stock,
           SHARES                     par value $0.001
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      44,635,831 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         44,635,831 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 22674V100                                             Page 4 of 15
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1
         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF                   44,635,831 shares of common stock,
           SHARES                     par value $0.001
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      44,635,831 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         44,635,831 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         00
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 22674V100                                             Page 5 of 15
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1
         GAP Coinvestments Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF                   44,635,831 shares of common stock,
           SHARES                     par value $0.001
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      44,635,831 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         44,635,831 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 22674V100                                             Page 6 of 15
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1
         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF                   44,635,831 shares of common stock,
           SHARES                     par value $0.001
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      44,635,831 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         44,635,831 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 22674V100                                             Page 7 of 15
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1
         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF                   44,635,831 shares of common stock,
           SHARES                     par value $0.001
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      44,635,831 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         44,635,831 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 22674V100                                             Page 8 of 15
---------------------------                          ---------------------------


ITEM 1.   SECURITY AND ISSUER.

          This Amendment No. 5 (this "Amendment") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated December 21, 2001 (the "Original 13D"), Amendment No. 1 thereto, dated July 13, 2004 ("Amendment No. 1"), Amendment No. 2 thereto, dated December 30, 2004 ("Amendment No. 2"), Amendment No. 3 thereto, dated April 1, 2005 ("Amendment No. 3"), and Amendment No. 4 thereto, dated October 16, 2007 ("Amendment No. 4") with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Critical Path, Inc., a California corporation (the "Company"). The address of the principal executive office of the Company is Two Harrison Street, 2nd Floor, San Francisco, CA 94105. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Original 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4.

ITEM 2.   IDENTITY AND BACKGROUND.

          No change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is hereby amended by inserting the following at the end thereof:

          As more fully described in Item 4 below, in connection with the Merger Agreement (as defined below), GAP 74, GapStar, GAPCO and KG (collectively, the "GA Shareholders") will fund one-half of the aggregate Merger Consideration (as defined below). The GA Shareholders will fund their portion of the aggregate Merger Consideration with contributions from partners of GAP 74, GAPCO and KG, and available capital of GapStar.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended by inserting the following at the end thereof:

          On December 5, 2007, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with CP Holdco, LLC, a Delaware limited liability company ("Parent"), and CP Merger Co., a California corporation and a wholly-owned subsidiary of Parent ("Merger Sub"). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a subsidiary of Parent (the "Merger"). At the effective time of the Merger (the "Effective Time"), each outstanding share of the Common Stock (other than those shares of Common Stock held by Parent and by shareholders entitled to and who properly exercise dissenters' rights under California law) will be converted into the right to receive $0.102 in cash (subject to adjustments upon any stock split, stock dividend, stock distribution or reclassifications of the Common Stock) (the "Merger Consideration"), without interest and less any required withholding taxes. The Merger Agreement also provides that all of the outstanding warrants and options exercisable for shares of Common Stock of the Company will be

---------------------------                          ---------------------------
CUSIP NO. 22674V100                                             Page 9 of 15
---------------------------                          ---------------------------


cancelled at the Effective Time and holders of such options or warrants with exercise prices at or below the Merger Consideration will receive, for each share of Common Stock issuable upon exercise of such options or warrants, an amount equal to the difference between the exercise price of such options or warrants and the Merger consideration, without interest and less any required withholding taxes. A copy of the Merger Agreement is attached hereto as Exhibit
99.1 and is incorporated by reference herein.

          In connection with the Merger, the Company will amend and restate its amended and restated articles of incorporation in the form of the Second Amended and Restated Articles of Incorporation attached as an exhibit to the Merger Agreement (the "Restated Articles"), a copy of which is attached hereto as Exhibit 99.2 and is incorporated by reference herein, and, immediately after the Effective Time, consummate a recapitalization (the "Recapitalization") consisting of (i) the exchange of all of the Company's outstanding 13.9% promissory notes due June 30, 2008 for shares of common stock of the surviving corporation of the Merger at a price per share equal to the Merger Consideration and the cancellation of all outstanding warrants to purchase shares of Series F Redeemable Convertible Preferred Stock, pursuant to a Note Exchange Agreement, dated as of December 5, 2007, by and among the Company, the GA Shareholders, Campina Enterprises Limited and Richmond CP LLC, a copy of which is attached hereto as Exhibit 99.3 and is incorporated by reference herein, (ii) a 70,000-to-1 reverse stock split of the Series E Preferred Stock and the cash out of all fractional shares of Series E Preferred Stock resulting from such reverse split, on an as-if-converted to Common Stock basis, at a per share price equal to the Merger Consideration and (iii) the conversion, upon the election of holders of a majority of the then outstanding shares of Series D Preferred Stock and Series E Preferred Stock, respectively, of all of the then outstanding Series D Preferred Stock and Series E Preferred Stock into shares of common stock of the surviving corporation of the Merger pursuant to the terms of the Restated Articles.

          Parent is owned by (i) the GA Shareholders, (ii) Campina Enterprises Limited and Cenwell Limited (collectively, the "CK Shareholders") and (iii) Richmond CP LLC, an entity controlled by Peter Kellner ("Kellner").

          Concurrently with the execution of the Merger Agreement and as a condition and inducement to Parent and Merger Sub entering into the Merger Agreement, the GA Shareholders, the CK Shareholders, certain affiliates of the CK Shareholders named therein, certain affiliates of Kellner named therein, and certain other shareholders of the Company named therein (all of the foregoing parties to the Voting Agreement collectively, the "Voting Agreement Signatories") entered into a Voting Agreement, dated as of December 5, 2007 (the "Voting Agreement") pursuant to which (i) the Voting Agreement Signatories agreed to vote all of their shares of Common Stock, Series D Preferred Stock and Series E Preferred Stock in favor of approving and adopting the Merger Agreement and the transactions contemplated therein and (ii) agreed to certain restrictions on their ability to transfer any such shares of Common Stock, Series D Preferred Stock or Series E Preferred Stock or convert any such shares of Series D Preferred Stock or Series E Preferred Stock. A copy of the Voting Agreement is attached hereto as Exhibit 99.4 and is incorporated by reference herein.

---------------------------                          ---------------------------
CUSIP NO. 22674V100                                             Page 10 of 15
---------------------------                          ---------------------------


          Concurrently with the execution of the Merger Agreement, certain GA Shareholders, the CK Shareholders and certain other shareholders of the Company named therein (collectively, the "Contributing Shareholders") entered into a Conversion and Contribution Agreement with Parent, dated as of December 5, 2007 (the "Conversion and Contribution Agreement") pursuant to which (i) certain of the Contributing Shareholders agreed to convert a certain number of their shares of Series D Preferred Stock into Common Stock prior to the record date set by the Company for determining shareholders entitled to vote on the transactions contemplated by the Merger Agreement and (ii) all of the Contributing Shareholders agreed to contribute their shares of Common Stock to Parent prior to the Effective Time in exchange for units of membership interest in Parent. A copy of the Conversion and Contribution Agreement is attached hereto as Exhibit 99.5 and is incorporated by reference herein.

          The Board of Directors of the Company (excluding directors affiliated with the GA Shareholders and the CK Shareholders) approved the Merger Agreement on the unanimous recommendation of a Special Committee comprised entirely of disinterested directors (the "Special Committee").

          The consummation of the Merger and the other transactions contemplated by the Merger Agreement are subject to a number of conditions, including, but not limited to, obtaining the approvals of the Company's shareholders in accordance with the requirements of California law and the Company's amended and restated articles of incorporation. The Reporting Persons anticipate that, in the event the Merger and the Recapitalization are consummated, the Common Stock would cease to be quoted in any inter-dealer quotation system of a registered national securities association, the Common Stock and the Series E Preferred Stock would be deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Company will cease filing reports with the Securities and Exchange Commission.

          The descriptions of the Merger Agreement, the Restated Articles, the Note Exchange Agreement, the Voting Agreement and the Conversion and Contribution Agreement and the transactions contemplated thereby herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements attached as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 hereto and incorporated herein by reference.

          Important additional information regarding the Merger will be filed with the Securities and Exchange Commission.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended and restated in its entirety as follows:

          (a) As of December 5, 2007, the Reporting Persons own of record the following securities of the Company:

               (i) GA owns of record, no shares of Common Stock, no shares of Series D Preferred Stock, no shares of Series E Preferred Stock, no shares of

---------------------------                          ---------------------------
CUSIP NO. 22674V100                                             Page 11 of 15
---------------------------                          ---------------------------


Series F Preferred Stock, and no Series F Warrants to purchase shares of Series F Preferred Stock, or 0.0% of the Company's issued and outstanding shares of Common Stock;

               (ii) GAP 74 owns of record 2,091,218 shares of Series D Preferred Stock convertible into 28,013,739 shares of Common Stock, 6,070,185 shares of Series E Preferred Stock convertible into 7,258,845 shares of Common Stock, and Series F Warrants to purchase 146,615 shares of Series F Preferred Stock convertible into 1,466,150 shares of Common Stock or 44.6% of the Company's issued and outstanding shares of Common Stock;

               (iii) GapStar owns of record 159,091 shares of Series D Preferred Stock convertible into 2,131,166 shares of Common Stock, 466,928 shares of Series E Preferred Stock convertible into 558,362 shares of Common Stock, and Series F Warrants to purchase 11,358 shares of Series F Preferred Stock convertible into 113,580 shares of Common Stock or 3.4% of the Company's issued and outstanding shares of Common Stock;

               (iv) GAPCO owns of record 295,146 shares of Series D Preferred Stock convertible into 3,953,745 shares of Common Stock, 783,036 shares of Series E Preferred Stock convertible into 936,370 shares of Common Stock, and Series F Warrants to purchase 18,526 shares of Series F Preferred Stock convertible into 185,260 shares of Common Stock or 6.2% of the Company's issued and outstanding shares of Common Stock;

               (v) KG owns of record no shares of Series D Preferred Stock, 13,183 shares of Series E Preferred Stock convertible into 15,764 shares of Common Stock, and Series F Warrants to purchase 285 shares of Series F Preferred Stock convertible into 2,850 shares of Common Stock, or 0.0% of the Company's issued and outstanding shares of Common Stock; and

               (vi) GmbH Management owns of record no shares of Series D Preferred Stock, no shares of Series E Preferred Stock and and no Series F Warrants to purchase shares of Series F Preferred Stock, or 0.0% of the Company's issued and outstanding shares of Common Stock.

          By virtue of the fact that (i) GA is the general partner of GAP 74 and the sole member of GapStar, (ii) the GA Managing Directors (other than certain GA Managing Directors) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and (iii) the GA Managing Directors are authorized and empowered to vote and dispose of the securities owned by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock underlying the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock and the Series F Warrants and to share voting power and the power to direct the disposition of the Series F Warrants which each owns of record. As of December 5, 2007, each of the Reporting Persons may be deemed to own beneficially an aggregate of 44,635,831 shares of Common Stock on

---------------------------                          ---------------------------
CUSIP NO. 22674V100                                             Page 12 of 15
---------------------------                          ---------------------------


an as converted or exercised basis, as applicable, or 54.2% of the Company's issued and outstanding shares of Common Stock on an as converted or exercised basis, as applicable.

          As a result of the agreements described in Item 4 and Item 6, the Reporting Persons and CK may be deemed to be a group for purposes of Section 13(d) of the Exchange Act; HOWEVER, the Reporting Persons expressly disclaim being such a group with CK and neither the filing of this Amendment nor any of its content will be deemed to constitute an admission that any of the Reporting Persons are the beneficial owners of any shares of equity securities owned by CK and/or any of its affiliates for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

          (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 44,635,831 shares of Common Stock that may be deemed to be owned beneficially by each of them.

          As a result of the agreements described in Item 4 and Item 6, the Reporting Persons and CK may be deemed to be a group for purposes of Section 13(d) of the Exchange Act; HOWEVER, the Reporting Persons expressly disclaim being such a group with CK and neither the filing of this Amendment nor any of its content will be deemed to constitute an admission that any of the Reporting Persons are the beneficial owners of any shares of equity securities owned by CK and/or any of its affiliates for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

          (c) To the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in any shares of Common Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Series F Warrants in the past 60 days.

          (d) No person other than the persons listed herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

          (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

          Item 6 is hereby amended by inserting the following at the end thereof:

          The information set forth in Item 4 of this Amendment is hereby incorporated by reference herein.

---------------------------                          ---------------------------
CUSIP NO. 22674V100                                             Page 13 of 15
---------------------------                          ---------------------------



ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 99.1: Agreement and Plan of Merger, dated as of December 5, 2007, by and among the Company, Parent and Merger Sub.

Exhibit 99.2: Form of Second Amended and Restated Articles of Incorporation of the Company

Exhibit 99.3: Note Exchange Agreement, dated as of December 5, 2007, by and among the Company, the GA Shareholders, Campina Enterprises Limited and Richmond CP LLC.

Exhibit 99.4: Voting Agreement, dated as of December 5, 2007, by and among Parent and the Voting Agreement Signatories.

Exhibit 99.5:  Conversion and Contribution Agreement, dated as of
               December 5, 2007, by and among Parent and the Contributing Shareholders.

The Power of Attorney filed for GAPCO as an exhibit to Amendment No. 4 to
Schedule 13D filed on October 17, 2007 is hereby incorporated by reference.

---------------------------                          ---------------------------
CUSIP NO. 22674V100                                             Page 14 of 15
---------------------------                          ---------------------------



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2007

                                        GENERAL ATLANTIC LLC


                                        By:  /s/ Thomas J. Murphy
                                             ---------------------------------
                                             Name:   Thomas J. Murphy
                                             Title:  Managing Director



                                        GENERAL ATLANTIC PARTNERS 74, L.P.

                                        By:  General Atlantic LLC,
                                             Its general partner

                                        By:  /s/ Thomas J. Murphy
                                             ---------------------------------
                                             Name:   Thomas J. Murphy
                                             Title:  Managing Director



                                        GAPSTAR, LLC

                                        By:  General Atlantic LLC,
                                             Its sole member

                                        By:  /s/ Thomas J. Murphy
                                             ---------------------------------
                                             Name:  Thomas J. Murphy
                                             Title: Managing Director



                                        GAP COINVESTMENT PARTNERS II, L.P.


                                        By:  /s/ Thomas J. Murphy
                                             ---------------------------------
                                             Name:  Thomas J. Murphy
                                             Title: Attorney-in-Fact

---------------------------                          ---------------------------
CUSIP NO. 22674V100                                             Page 15 of 15
---------------------------                          ---------------------------


                                        GAPCO GMBH & CO. KG

                                        By:  GAPCO MANAGEMENT GmbH,
                                             its general partner

                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:  Matthew Nimetz
                                             Title: Managing Director



                                        GAPCO MANAGEMENT GMBH


                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:  Matthew Nimetz
                                             Title: Managing Director